UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aridis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

040334104

(CUSIP Number)

December 8, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Cystic Fibrosis Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,168,732
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 5,168,732
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,168,732 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents shares of common stock issued to the Reporting Person pursuant to a Securities Purchase Agreement by and between the Reporting Person and the Issuer dated as of December 7, 2022.
(2)

The percentage ownership was calculated based on a denominator which is the sum of (i) 20,804,800 shares of the Issuer’s common stock outstanding as of November 30, 2022 (as reported in the Issuer’s prospectus as filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b)(3) (Registration No. 333-268701) on December 15, 2022) and (ii) the 5,168,732 shares of the Issuer’s common stock held by the Reporting Person.

Item 1.		Issuer

	(a)	Name of Issuer:

Aridis Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

983 University Avenue Building B Los Gatos, California 95032

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

This statement is filed on behalf of:

Cystic Fibrosis Foundation

The address of the principal business office of the reporting person is:

4550 Montgomery Ave. Suite 1100N

Bethesda, MD 20814

Citizenship: United States

	(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share

	(e)	CUSIP Number:

040334104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: 5,168,732 shares

(b)

Percent of class: 19.9%. The percentage ownership was calculated based on a denominator which is the sum of (i) 20,804,800 shares of the Issuer’s common stock outstanding as of November 30, 2022 (as reported in the Issuer’s prospectus as filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b)(3) (Registration No. 333-268701) on December 15, 2022) and (ii) the 5,168,732 shares of the Issuer’s common stock held by the Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 5,168,732

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,168,732

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2022

CYSTIC FIBROSIS FOUNDATION

By:	/s/ Irena Barisic
Name:	Irena Barisic
Title:	Chief Operating and Financial Officer